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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                               PTEK Holdings, Inc.
                     (formerly Premiere Technologies, Inc.)
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    74058F102
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                                 (CUSIP Number)

                                Scott D. Sullivan
                      Chief Financial Officer and Secretary
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 4 pages)

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

CUSIP No. 74058F102               Schedule 13D                 Page 2 of 4 Pages


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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                               WorldCom, Inc. 58-1521612

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                           (b)

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*
                                                           OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEM 2(d) OR 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Georgia
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  NUMBER OF      7     SOLE VOTING POWER
   SHARES                                                                  0
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 BENEFICIALLY
   OWNED BY      8     SHARED VOTING POWER
                                                                           0
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    EACH
  REPORTING      9     SOLE DISPOSITIVE POWER
                                                                           0
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 PERSON WITH    10     SHARED DISPOSITIVE POWER
                                                                           0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                           0
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 0%

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 14    TYPE OF REPORTING PERSON*
                                                                 CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74058F102               Schedule 13D                 Page 3 of 4 Pages

Preliminary Statement

          This Amendment No. 1 (the "Amendment") amends the Schedule 13D (the "Schedule 13D") filed November 25, 1996. The cover page and Items 1, 2, and 5 shall be amended and restated as follows. Because this Amendment represents WorldCom's final filing with respect to its ownership of the Company's shares, the information regarding WorldCom's directors and officers, formerly set forth in Appendix A, has been deleted. All other information in the Schedule 13D shall remain unchanged.


Item 1.   Security and Issuer

          Title and class of equity securities:

              Common Stock, $.01 par value

          Name and address of issuer of equity securities:

              PTEK Holdings, Inc. (formerly Premiere Technologies, Inc.) 3399 Peachtree Road, N.E.
              The Lenox Building, Suite 600
              Atlanta, Georgia 30326

Item 2.   Identity and Background

          (a)  Name of Person Filing:  WorldCom, Inc. ("WorldCom")

          (b)  Residence or business address:
               500 Clinton Center Drive
               Clinton, Mississippi 39056

          (c)  Principal business:  Telecommunications business

          (d) Criminal proceedings specified in Item 2(d) of Schedule 13D during last five years: none

          (e) Civil proceedings specified in Item 2(e) of Schedule 13D during the last five years: none

          (f)  Citizenship:  a Georgia corporation

          To the best of WorldCom's knowledge, the executive officers and directors of WorldCom do not beneficially own any shares of the Issuer's Common Stock and have not been subject to any criminal or civil proceedings specified in Item 2(d) or Item 2(e) of Schedule 13D. In the event that WorldCom becomes aware that any such individuals are holders of the Issuer's Common Stock or have been subject to any such proceedings, an amendment will be filed.

CUSIP No. 74058F102               Schedule 13D                 Page 4 of 4 Pages


Item 5.   Interest in Securities of the Issuer.

          (a) 0 shares of Common Stock beneficially owned by WorldCom, or 0% of that class.


          (b)  Number of shares as to which such person has:

               (i)      sole voting power:  0
               (ii)     shared voting power:  0
               (iii)    sole dispositive power:  0
               (iv)     shared dispositive power:  0

          (c)  Transactions in the class during the past 60 days:  None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                                  WorldCom, Inc.

                                  By:             /s/ Scott D. Sullivan
                                          -------------------------------------
                                  Name:             Scott D. Sullivan
                                  Title:  Chief Financial Officer and Secretary